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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.  1  )*
                                           -----

                        ICF Kaiser International, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  449244-10-2
 ----------------------------------------------------------------------------
                                (CUSIP Number)


                Michael E. Tennenbaum, Tennenbaum & Co., LLC,
                    1999 Avenue of the Stars, Suite  1010,
                     Los Angeles, CA 90067 (310) 788-3334
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

                                March 13, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this. Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 7 pages)
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     This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D dated December 19, 1997 (the "Schedule 13D"), relating to shares of Common Stock, par value $0.01 per share (the "Shares"), of ICF Kaiser International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207. This Amendment No. 1 supplements, and to the extent inconsistent therewith, amends the information set forth in the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings set forth in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Items 4 and 6 to the Schedule 13D are hereby amended and restated in their entirety as follows:

      As previously reported, the Reporting Persons acquired the Shares of the Company as an investment.

      On March 13, 1998, the Board of Directors of the Company and Michael E. Tennenbaum, a Reporting Person, executed the Letter Agreement attached as
Exhibit 1 hereto (the "Agreement").

      The Reporting Persons intend to propose to the Company various programs to enhance shareholder value, intend to discuss the Company from time-to-time with members of the management of the Company, its Board of Directors and their advisors, may communicate with other shareholders and interested parties concerning the Company, and may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests and Mr. Tennenbaum's fiduciary duties as a member of the Company's Board of Directors (assuming he is elected), subject to the Agreement.

      Subject to the Agreement, the Reporting Persons may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

      Except as set forth above and in the Schedule 13D, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.    Material to be Filed as Exhibits

Exhibit 99.1 Letter Agreement, dated as of March 13, 1998, between the Board of Directors of ICF Kaiser International, Inc. and Michael E. Tennenbaum individually and as Managing Member of Tennenbaum and Co., LLC.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Michael E. Tennenbaum
                                 ------------------------------------------
                                 Michael E. Tennenbaum, individually and as
                                 managing member of Tennenbaum & Co., LLC

                                       3